                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No. 5



                          International Post Limited
                      ----------------------------------
                               (Name of Issuer)




                         Common Stock, $.01 par value
                 --------------------------------------------
                        (Title of Class of Securities)




                                   460181100
                             --------------------
                                (CUSIP Number)


                               Page 1 of 8 pages

-----------------
CUSIP NO.
 460181100
-----------------
--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Goldman, Sachs & Co.

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                    (a)
                                                        -----
                                                    (b)
                                                        -----

--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or place of  Organization

                    New York
--------------------------------------------------------------------------------
Number of            5     Sole Voting Power
Shares
Beneficially                 0
Owned By             --------------------------------
Each                 6     Shared Voting Power
Reporting
Person With                  478,000
                     --------------------------------
                     7     Sole Dispositive Power

                             0
                     --------------------------------
                     8     Shared Dispositive Power

                             478,000
                     --------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

         478,000
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

         7.7%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

         BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 8 pages

----------------
CUSIP NO.
 460181100
----------------
--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Goldman Sachs Group, L.P.

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                    (a) _____
                                                    (b) _____

--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or place of Organization

          Delaware
--------------------------------------------------------------------------------
Number of            5     Sole Voting Power
Shares
Beneficially                   0
Owned By             -----------------------------------
Each                 6     Shared Voting Power
Reporting
Person With                    478,000
                     -----------------------------------
                     7     Sole Dispositive Power

                               0
                     -----------------------------------
                     8     Shared Dispositive Power

                               478,000
                     -----------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          478,000
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          7.7%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

          HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 8 pages

----------------
CUSIP NO.
 460181100
----------------
--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Goldman Sachs Equity Portfolios, Inc. on behalf
      Goldman Sachs Small Cap Equity Fund

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

                                                    (a) _____
                                                    (b) _____

--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or place of Organization

          Maryland
--------------------------------------------------------------------------------
Number of            5     Sole Voting Power
Shares
Beneficially                   0
Owned By             ------------------------------------
Each                 6     Shared Voting Power
Reporting
Person With                    447,300
                     ------------------------------------
                     7     Sole Dispositive Power

                               0
                     ------------------------------------
                     8     Shared Dispositive Power

                               447,300
                     ------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          447,300
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          7.2%
--------------------------------------------------------------------------------
12.   Type of Reporting Person

          IC
--------------------------------------------------------------------------------

                               Page 4 of 8 pages

Item 1(a).   Name of Issuer:
             International Post Limited

Item 1(b).   Address of Issuer's Principal Executive Offices:
             545 Fifth Avenue
             New York, New York  10017

Item 2(a).   Name of Persons Filing:
             The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.
             and Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

Item 2(b). Address of Principal Business Office or, if None, Residence: for the Goldman Sachs Group, L.P. and Goldman, Sachs & Co.:
             85 Broad Street, New York, NY   10004
             for Goldman Sachs Equity Portfolios, Inc.:
             1 New York Plaza, New York, NY 10004

Item 2(c).   Citizenship:
             The Goldman Sachs Group, L.P. - Delaware
             Goldman, Sachs & Co. - New York
             Goldman Sachs Equity Portfolios, Inc. - Maryland

Item 2(d).   Title and Class of Securities:
             Common Stock, $.01 par value

Item 2(e).   CUSIP Number:
             460181100

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

       (a).X Broker or dealer registered under Section 15 of the Act,
                   Goldman, Sachs & Co.

       (b).  Bank as defined in Section 3(a)(6) of the Act,

       (c).  Insurance Company as defined in Section 3(a)(19) of the Act,

       (d).X Investment Company registered under Section 8 of the Investment Company Act,
                   Goldman Sachs Equity Portfolios, Inc. on behalf of GS Small Cap Equity Fund

                               Page 5 of 8 pages

       (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                     Goldman, Sachs & Co.

       (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                     The Goldman Sachs Group, L.P.

       (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).


Item 4.      Ownership.

       (a).  Amount beneficially owned:
             See the responses(s) to Item 9 on the attached cover pages(s).

       (b).  Percent of class:
             See the response(s) to Item 11 on the attached cover pages(s).

       (c).  Number of shares as to which such person has:

             (i).    Sole power to vote or to direct the vote:
                           See the response(s) to Item 5 on the attached cover page(s).

             (ii).   Shared power to vote or direct the vote:
                           See the response(s) to Item 6 on the attached cover page(s).

             (iii).  Sole power to dispose or to direct the disposition of:
                           See the response(s) to Item 7 on the attached cover page(s).

             (iv).   Shared power to dispose or to direct the disposition of:
                           See the response(s) to Item 8 on the attached cover page(s).

Item 5.      Ownership of Five Percent or Less of a Class.
                     Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
                     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                     See Exhibit (2) as previously reported.

                               Page 6 of 8 pages

Item 8.      Identification and Classification of Members of the Group.
                     Not Applicable

Item 9.      Notice of Dissolution of Group.
                     Not Applicable

Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 7 of 8 pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  February 14, 1997



GOLDMAN SACHS EQUITY PORTFOLIOS,         THE GOLDMAN SACHS GROUP, L.P.
INC. on Behalf of Goldman Sachs Small    By: The Goldman Sachs Corporation,
Cap Equity Fund                              its general partner

By: /s/ Michael J. Richman               By: /s/ David B. Ford
   ----------------------------------       -------------------------------
Name: Michael J. Richman                 Name: David B. Ford
Title: Secretary                         Title: Executive Vice President

                                         GOLDMAN, SACHS & CO.

                                         By: /s/ David B. Ford
                                            -------------------------------
                                         Name: David B. Ford
                                         Title: Managing Director

                               Page 8 of 8 pages